

July 15, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48921

>   **Re: Neogen Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 18, 2022, as amended**
>   **File No. 000-17988**

Dear Mr. Adent:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Aiello, Esq.